September 20, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention:          Mr. Caleb French
Mr. Geoff Kruczek

Re:	STRATA Skin Sciences, Inc.
Registration Statement on Form S-3
Filed July 23, 2018, as amended on September 18, 2018
File No. 333-226296
Request for Acceleration

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, STRATA Skin Sciences, Inc. (the "Registrant") hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-226296) (the "Registration Statement") be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on September 24, 2018, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

If you have any questions regarding this request, please contact Kenneth R. Koch, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6768.

Very truly yours,

STRATA Skin Sciences, Inc
/s/ Matthew C. Hill
By: Matthew C. Hill
Title: Chief Financial Officer

cc:          Kenneth R. Koch, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.